Exhibit 99.2

MYT NETHERLANDS PARENT B.V. ANNOUNCES NEW SENIOR LEADERSHIP TEAM FOLLOWING THE ACQUISITION OF YOOX NET-A-PORTER

MUNICH (April 11, 2025) - MYT Netherlands Parent B.V. (the "Company") announces a new senior leadership team for the combined group effective upon closing of the acquisition of YOOX NET-A-PORTER. The new leadership team has been nominated to drive and create the leading, luxury multi-brand digital group for true luxury enthusiasts around the globe. The new group will encompass some of the most iconic and loved store brands in the world: NET-A-PORTER, MR PORTER, YOOX, THE OUTNET and Mytheresa. To further strengthen the unique and differentiated identities of each store brand separate, dedicated management teams are put in charge to deliver the best curated brand offerings, to create highly engaging inspiration and develop lasting customer relationships. At the group level functions will be consolidated into a shared group-level infrastructure that will deliver best-in-class and efficient services for the multi-brand luxury business across technology, operations, customer data analytics and corporate functions. A newly established, transformation function at group level will steer the group-wide transformation. The structure and the selection of the new management team mirrors the customer-focused strategy of the combined companies. Shortly after closing, the Company intends to rename MYT Netherlands Parent B.V. as “LuxExperience B.V.”

This announcement follows the Company's receipt of unconditional merger control clearance from the European Commission for the acquisition of YOOX NET-A-PORTER. The new leadership team will take effect upon the planned completion of the acquisition set for April 23, 2025.

Michael Kliger, CEO of the Company, said: “We have selected our future management team at store brand and group level to bring together the most experienced and capable leaders for each role. All these outstanding leaders share a passion for customers, the willingness to drive change and a deep understanding of their business areas. This thoughtfully selected team draws on Mytheresa's established management strengths, the experience of strong leaders from the YNAP organization, and is further enhanced by highly accomplished external hires.”

Kliger continued: “The strong store brand management teams for Mytheresa, NET-A-PORTER, MR PORTER, YOOX and THE OUTNET will create individual brand identities and a differentiated, yet complementary, multi-brand luxury offering for customers. At the group level, the new established leadership team will strategically focus on efficiency and thus boost the profitability of the store brands. The team's shared goal is to deliver an exceptional luxury experience for our customers and to increase the profitability of the group. I am excited and confident that, with our passion and expertise, we will rapidly improve all businesses and achieve our financial goals in the expected timeframe. Finally, I would like to thank all colleagues who have made the success of our brands possible to date with their passion and great commitment. My thanks also go to those who will continue their careers outside our united group.”

The new senior leadership team:

Michael Kliger, Chief Executive Officer and Managing Director: Michael Kliger is the driving force behind the formation of the new group. He will continue to lead the group´s overall strategy and operations as Group CEO. Under his leadership Mytheresa has transformed in the last 10 years into one of the world's leading luxury multi-brand digital platforms and successfully completed its listing on the New York Stock Exchange (NYSE) in 2021. As a visionary leader, Michael has played a pivotal role assembling and empowering a highly effective leadership team that has driven Mytheresa’s success and will drive now the success story of the group going forward.

Martin Beer, Chief Financial Officer and Managing Director: Martin Beer, Mytheresa's current CFO, will be appointed as Group CFO, overseeing all finance functions, investor relations, risk management and legal. Since 2019, he has served as Chief Financial Officer of Mytheresa and has demonstrated deep knowledge of both the capital markets and the luxury e-commerce sector. Martin's ability to navigate complex financial and economic environments in the past years resulted in Mytheresa´s continued growth and solid financial position. Martin successfully led Mytheresa’s IPO in 2021 and now the acquisition of YOOX NET-A-PORTER.

Philipp Barthold, Chief Technology Officer: Philipp Barthold, Mytheresa's current CTO, will be appointed as Group CTO, taking responsibility for the continued enhancement of Mytheresa’s technology platform and overseeing the migration of NET-A-PORTER and MR PORTER onto Mytheresa’s advanced tech stack. Additionally, he will lead the Group’s Fraud Prevention initiatives. Philipp brings extensive technology expertise and strategic leadership, having significantly contributed to Mytheresa's technological advancements, cybersecurity, and infrastructure development over the past nine years. Most notably, he successfully managed Mytheresa’s comprehensive tech stack migration, completed in 2023, demonstrating his capability in driving complex, large-scale technology projects.

Sebastian Dietzmann, Chief Operating Officer: Sebastian Dietzmann, Mytheresa's current COO, will be appointed as Group COO and will be responsible for customer care, studio production, and all warehouse operations. Sebastian joined Mytheresa as Chief Operating Officer in 2015. His operational proficiency has been central in propelling Mytheresa's growth and success in the competitive luxury e-commerce market. He has been an integral force driving the operational excellence of Mytheresa as well as the continuous expansion of its warehouse infrastructure with agile and innovative solutions. Sebastian led the planning and successful opening of Mytheresa’s new global distribution center at Leipzig Airport in 2024. Upon the closing, Sebastian will step down from the Management Board.

Gareth Locke, Chief Data & Analytics Officer: Gareth Locke, Mytheresa's current Chief Growth Officer, will be appointed to a new role as Group CDO. In this new role he will be responsible for the development of group-wide customer insights and group-wide customer analytics tools, thus leveraging the power of the combined data pool to support the store brands in serving all customers in the best way. Gareth Locke joined Mytheresa in 2016 and has served as Chief Growth Officer of Mytheresa since 2018. Gareth has been essential in driving the company’s global growth through effective performance marketing and innovative customer insights & analytics. Upon the closing, Gareth will step down from the Management Board.

Richard Johnson, Chief Business Officer: Richard Johnson, Mytheresa's current Chief Commercial Officer, will be appointed to a new role as Group CBO and will be responsible for managing the group-wide vendor partnerships including budget, planning, category expansion, operations of the Curated Platform Model as well as the group’s sustainability initiatives. He joined Mytheresa in 2017 as Chief Commercial Officer, Richard has been key in driving the company's commercial success, cultivating outstanding and enduring brand relationships and spearheading various category expansions including menswear, fine jewelry & watches, kidswear and home. With a wealth of more than 25 years experience in the fashion retail industry, Richard has shown a profound understanding of the constant changes in fashion consumers and the need to continually evolve product offerings.

Björn Kastl, Chief People Officer: Björn Kastl, Mytheresa's current CPO, will be appointed as Group CPO, implementing the new organization and joint operating model, ensuring a seamless transition for all employees as well as creating strong, individual cultures in the different business divisions. Björn joined Mytheresa in 2018 and has served as Chief People Officer since 2019. His profound understanding of modern human resource management and his commitment to fostering a performance focused and diverse work environment have been critical in nurturing the talents that drive Mytheresa's continued success and global growth.

Francesca Tranquilli, Chief Transformation Officer: Francesca Tranquilli, YOOX NET-A-PORTER's current President Online Flagship Store, will be appointed as Group CTrO to drive and orchestrate the transformation of NET-A-PORTER, MR PORTER, YOOX, and THE OUTNET as well as the combination of the businesses into a new LuxExperience Group. Francesca will also continue in her current role as President Online Flagship Stores. She has been President of YOOX NET-A-PORTER's online flagship stores since 2018 and has extensive detailed knowledge of the YOOX NET-A-PORTER organization. Francesca joined YOOX in 2010, where she held various roles including Branding & Communication Manager and Strategic Marketing & Business Development. Previously she has worked for 6 years at Bain & Company in Milan and London.

Brand leadership team

A core element of the strategy of LuxExperience will be to strengthen and invest into the differentiated value propositions of the unique store brands across the Group. To this end an extraordinary new leadership team has been assembled at the brand level based on a proven track record to serve customers, drive change and lead teams with passion. All store brand leaders will report to the Group CEO directly. More announcements concerning the leadership teams of the different store brands will follow in the coming weeks.

Heather Kaminetsky, CEO of NET-A-PORTER: Heather Kaminetsky will be appointed Chief Executive Officer of NET-A-PORTER and will be responsible for defining and driving a re-energized customer proposition across the globe as well as simplifying the organizational structures. Heather joined Mytheresa in 2021 as President North America. She led and oversaw all client-facing activities in the US and Canada driving tremendous growth for Mytheresa in this major market of luxury consumption. Heather has held multiple executive positions at various companies before joining Mytheresa, including NET-A-PORTER where she was Vice President Global Marketing until 2016. Heather possesses a wealth of customer-centered digital experience globally and particularly in North America. As NET-A-PORTER conducts a majority of its business in the United States this will be an invaluable asset for her role.

Toby Bateman, CEO of MR PORTER: Toby Bateman, founding member of MR PORTER, will return to MR PORTER and be appointed as its CEO. From 2010 to 2020, he was instrumental in the successful establishment and rapid growth of MR PORTER. Originally Buying Director for Mr Porter, he was promoted to Managing Director in 2015.  Toby defined the original brand offer and launched many brands for digital distribution for the first time. He was responsible for positioning MR PORTER as the first online store to be an authorized retailer for many high-end watch brands. Toby also launched the business’s own label brand "MR P". He is considered a global pioneer of the online menswear fashion business.

Mirko Nobili, CEO of YOOX: Mirko Nobili will be promoted to CEO of YOOX. He will in addition support the integration while transitioning from his previous role as COO of YOOX NET-A-PORTER into his new role. Mirko joined YOOX NET-A-PORTER in 2020 as Global Operations Director. His strong knowledge of operations, customer needs and organizational change has been built through critical roles at a range of companies including Nestlé Italiana and Burberry, where he spent seven years in successive roles as Vice President of Global Supply Chain for Beauty and Transformation respectively, before becoming Vice President of Global Customer Fulfilment at Burberry.

Sabah Naqushbandi, Managing Director of THE OUTNET: Sabah Naqushbandi will continue in her role as Managing Director of THE OUTNET, overseeing Buying, Merchandising, Creative, and Marketing. Sabah is spearheading the brand’s ongoing transformation by sharpening its value proposition and reinforcing its unique portfolio of previous-season luxury fashion. Sabah joined MR PORTER in 2013 as Global Marketing Director, where she played a pivotal role in establishing the brand as a leader in men’s luxury e-commerce. Her career also includes senior brand-building roles in the music and beauty industries, reflecting a deep expertise in connecting global audiences with culturally relevant, premium brands.

CEO of Mytheresa Business: For the time being, in addition to his duties as Group CEO, Michael Kliger will continue to serve as CEO of the Mytheresa business.

Nora Aufreiter, Chair of the Supervisory Board of MYT Netherlands Parent B.V., said: “With this new and expanded management team, our Company is bringing together exactly the right operational and strategic skills and experience required to master the successful transformation of the businesses and to drive shareholder value creation in the future.”

About Mytheresa

Mytheresa is one of the leading luxury multi-brand digital platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear, kidswear as well as lifestyle products and fine jewelry. The highly curated edit of up to 250 brands focuses on true luxury brands such as Bottega Veneta, Brunello Cucinelli, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, The Row, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported € 913.6 million GMV in fiscal year 2024 (+7% vs. FY23). For more information, please visit https://investors.mytheresa.com/.

“LuxExperience” will be the trade name for LuxExperience B.V. a Dutch company with limited liability, upon completion of the renaming of MYT Netherlands Parent B.V.

Forward looking statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact or relating to present facts or current conditions included in this press release are forward- looking statements. Forward-looking statements give Mytheresa’s current expectations and projections relating to the proposed transaction and the operation of the combined companies; its financial condition, results of operations, plans, objectives, future performance and business, including statements relating to financing activities, future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements contained in this press release are based on assumptions that Mytheresa has made in light of its industry experience and perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this press release, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond Mytheresa’s control) and assumptions. Although Mytheresa believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Mytheresa believes these factors include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the proposed transaction; the expected timing and likelihood of completion of the proposed transaction with Richemont; the risk that the remaining conditions to closing the proposed transaction may not be satisfied in a timely manner or at all; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of YNAP to retain customers and retain and hire key personnel and maintain relationships with their brand partners and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of YNAP and Mytheresa, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; Mytheresa’s ability to effectively compete in a highly competitive industry; Mytheresa’s ability to respond to consumer demands, spending and tastes; general economic conditions, including economic conditions resulting from deteriorating geopolitical and macroeconomic conditions, such as the recent global trade war that escalated after the U.S. imposed tariffs on countries across the globe, and the adoption of retaliatory tariffs by those countries, that may adversely impact consumer demand; Mytheresa’s ability to acquire new customers and retain existing customers; consumers of luxury products may not choose to shop online in sufficient numbers; the volatility and difficulty in predicting the luxury fashion industry; Mytheresa’s reliance on consumer discretionary spending; and Mytheresa’s ability to maintain average order levels and other factors. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, Mytheresa’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Mytheresa undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, Mytheresa’s results could differ materially from the results expressed or implied by the forward-looking statements it makes.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent Mytheresa’s management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect Mytheresa’s financial results is included in filings it makes with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” in its annual report on Form 20-F and on Form 6-K (reporting its quarterly results). These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

Investor Relations Contacts Mytheresa.com GmbH Stefanie Muenz phone: +49 89 127695-1919 email: investors@mytheresa.com

Media Contacts for public relations

Mytheresa.com GmbH

Sandra Romano

mobile: +49 152 54725178

email: sandra.romano@mytheresa.com

Media Contacts for business press

Mytheresa.com GmbH

Lisa Schulz

mobile: +49 151 11216490

email: lisa.schulz@mytheresa.com

Media Contacts for business press BOC Consult GmbH Ruediger Assion mobile: +49 176 2424 7691 email: ruediger.assion@boc-consult.com

Source: MYT Netherlands Parent B.V.